THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA* Philip Magri, Esq.+ Joseph M. Patricola, Esq.*+# * Licensed in NJ + Licensed in NY # Licensed in DC	The Galleria 2 Bridge Avenue Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com

February 9, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:  Ta Tanisha Meadows
           Staff Accountant

Re:	TimberJack Sporting Supplies, Inc. Item 4.01 Form 8-K Filed February 3, 2009 File No.: 000-52352

Dear Ms. Meadows:

Below please find our comments to the Staff’s letter, dated February 5, 2009, to our client, TimberJack Sporting Supplies, Inc., regarding the above-captioned matter.  Please be advised that simultaneously with the delivery of this letter, we have filed Amendment No. 1 to the Company’s Current Report on Form 8-K.  Also, accompanying this letter is Company’s certification per the Staff’s comment letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Item 4.01 8-K Filed February 3, 2009

1.	Our record show your file number as 0-52352 rather than 333-135774 that appears on the cover page. Please revise to include the correct file number.

Per Comment No. 1, we have revised the facing page of the Amendment No. 1 to include 0-52352 rather than 333-135774 as the Company’s file number.

2.
Please disclose whether the decision to change accountants was recommended or approved by the board of directors or any audit or similar committee of the board of directors.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Per Comment No. 2, we have disclosed in Amendment No.1 that the decision to change accountants was determined by the Company’s Board of Directors and that the Company’s board does not have an audit or similar committee.

3.	Please specifically state whether Moore resigned, declined to stand for re-election or was dismissed and the date thereof, as required by paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Per Comment No. 3, we have disclosed in Amendment No.1 that Moore was dismissed by the Board of Directors of the Company on February 2, 2009.

4.	Please revise your disclosure in the first paragraph to state that you engaged Conner & Associates, PC and the date of engagement. Refer to Item 304(a)(2) of Regulation S-K.

Per Comment No. 4, we have disclosed in Amendment No.1 that the Company engaged Conner & Associates on January 19, 2009.

5.
Please note that you are required to file and updated letter from Moore stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt of 10 business days after filing the amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and Item 601(b) of Regulation S-K.

Per Comment No. 5, we have filed an updated letter from Moore stating that the firm agrees with the statements made in the Amendment No.1 and consents to the Company’s filing of such letter as an exhibit to the Amendment No. 1

CERTIFICATE

I, Alan P. Donenfeld, the Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal and Financial/Accounting Officer) and sole Director, of TimberJack Sporting Supplies, Inc. (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No.1 to its Current Report on Form 8-K;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 9th day of February 2009.

/s/ Alan Donenfeld
Alan Donenfeld Chief Executive Officer Chief Financial Officer Sole Director of TimberJack Sporting Supplies, Inc. (Principal Executive Officer) (Principal Financial and Accounting Officer)